                                                                    EXHIBIT 99.3


                                VISTA GOLD CORP.

                                     PROXY

                             ANNUAL GENERAL MEETING

                                 APRIL 30, 1997

                   AT THE HOUR OF 11:00 A.M., VANCOUVER TIME

              THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of Vista Gold Corp. (the "Company") hereby appoints Michael B. Richings, or failing him A.J. Ali, or failing either of them _____________________ as the proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the annual general meeting (the "Meeting") of the members of the Company to be held on Wednesday, April 30, 1997 and at any adjournments thereof, to the same extent and with the same powers as if the undersigned were present at the said meeting, or any adjournments thereof, and the persons named are specifically directed to vote as indicated below.

I direct my proxy to vote as follows:

1.       To approve an ordinary resolution reducing the number of directors of the Company from nine to eight.
                                FOR  [ ]                 AGAINST   [ ]

2. To elect the following persons as directors of the Company until the next annual general meeting:

         Ross J. Beaty          FOR  [ ]                 WITHHOLD  [ ]
         William Calhoun        FOR  [ ]                 WITHHOLD  [ ]
         C. Thomas Ogryzlo      FOR  [ ]                 WITHHOLD  [ ]
         Michael B. Richings    FOR  [ ]                 WITHHOLD  [ ]
         David R. Sinclair      FOR  [ ]                 WITHHOLD  [ ]
         Keith Steeves          FOR  [ ]                 WITHHOLD  [ ]
         Alan G. Thompson       FOR  [ ]                 WITHHOLD  [ ]
         Peter Walton           FOR  [ ]                 WITHHOLD  [ ]

3.       To appoint Coopers & Lybrand, Chartered Accountants, as auditor of the
         Company until the next annual general meeting and authorize the directors to fix the remuneration to be paid to the auditor.
                                FOR  [ ]                 WITHHOLD  [ ]

4.       To approve an ordinary resolution approving the subscription for common shares of the Company by certain executive officers and senior employees of the Company.
                                FOR  [ ]                 AGAINST   [ ]

EXECUTED on the _____ day of __________________, 1997.

_____________________________ ____________________________
Signature of Member           Number of Common Shares Held

____________________________________________________________________
Name of Member (please print clearly)

____________________________________________________________________
Address

____________________________________________________________________
City/Province




PROXY INSTRUCTIONS

1. The common shares represented by this proxy will, on any poll, be voted as the member may have specified by marking an "X" in the spaces provided
for that purpose.   IF NO CHOICE IS SPECIFIED AND EITHER OF MICHAEL B. RICHINGS
OR A.J. ALI IS APPOINTED AS PROXYHOLDER, THE COMMON SHARES WILL BE VOTED AS IF THE MEMBER HAD SPECIFIED AN AFFIRMATIVE VOTE.

2. THE MEMBER MAY APPOINT AS PROXYHOLDER SOMEONE OTHER THAN THE PERSONS NAMED IN THIS PROXY BY STRIKING OUT THEIR NAMES AND INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON HE OR SHE WISHES TO ATTEND AND ACT AS PROXYHOLDER. THAT PERSON NEED NOT BE A MEMBER OF THE COMPANY. IF THE INSTRUCTIONS BY THE MEMBER ON THIS PROXY ARE CERTAIN, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED ON ANY POLL, AND WHERE THE MEMBER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED ON, THE COMMON SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.

3. THIS PROXY ALSO CONFERS A DISCRETIONARY AUTHORITY TO VOTE THE SHARES WITH RESPECT TO:

A)       AMENDMENTS OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF
         MEETING; AND

B)       OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING,

BUT ONLY IF MANAGMENT HAS NOT BEEN MADE AWARE, A REASONABLE TIME PRIOR TO THIS SOLICITATION, THAT THE AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING. No matters other than those stated in the attached notice are, at present, known to be considered at the Meeting but, if such matters should arise, proxies will be voted in accordance with the instructions of the member voting by proxy.

4. This proxy may not be valid unless it is dated and signed by the member or by his or her attorney duly authorized in writing or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this proxy is executed by an attorney for an individual member or joint member or by an officer or officers or attorney of a corporate member not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.

5. This proxy may not be used at the Meeting unless its is deposited at the office of Montreal Trust Company of Canada at Montreal Trust Centre, Suite 410, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department before 11:00 a.m., Vancouver time, on Monday, April 28, 1997, or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed subsequently.